UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission file number 000-21218

Gilat Satellite Networks Ltd.
_________________________________________

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, 4913020 Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

In connection with a Registration Statement on Form F-3 to be filed by Gilat Satellite Networks Ltd. (“Gilat” or the Company”) on or about August 28, 2025, which will replace the Company’s Registration Statement on Form F-3 (File No. 333-266044) that expired on July 6, 2025, the Company is filing this Report on Form 6-K (this “6-K”) to retrospectively revise the consolidated financial statements of the Company that were included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 20-F”), as filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2025, in order to give effect to a change in segment reporting. This 6-K will permit us to incorporate the retrospectively revised financial statements by reference, or otherwise, in future SEC filings.

As previously disclosed in the 2024 20-F, beginning with the first quarter of fiscal year 2025, the Company began reporting its operating results through three reportable segments: Gilat Defense Division, Gilat Commercial Division and Gilat Peru Division. From 2022 through 2024, the Company’s reportable segments were Satellite Networks, Integrated Solutions and Network Infrastructure and Services.

In Exhibit 99.1 to this 6-K, pursuant to guidance provided by the staff of the SEC, the Company has updated, to the extent applicable, the following sections of the 2024 20-F to reflect the revised segment presentation:

•	Part I, Item 5. Operating and Financial Review and Prospects; and
•	Part III, Item 17. (Financial Statements).

The information in Exhibit 99.1 of this 6-K updates the 2024 20-F solely for changes in the Company’s reportable segment information and the related impact to segment disclosures.  There are no changes to other disclosures presented in the 2024 20-F, including the Company’s previously reported consolidated balance sheets, statements of income, statements of shareholders’ equity, and statements of cash flows included in the 2024 20-F.  No items in the 2024 20-F other than those identified above are being updated by this 6-K.  Information in the 2024 20-F is generally stated as of December 31, 2024, and this 6-K does not reflect any subsequent information or events other than the change in segment reporting noted above.  Without limiting the foregoing, this 6-K does not purport to update any Management’s Discussion and Analysis of Financial Condition or Results of Operations contained in the 2024 20-F for any information, uncertainties, transactions, risks, events, or trends occurring, or known to management, other than the events described above.  Exhibit 99.1 should be read in conjunction with the 2024 20-F, and any other documents that the Company has filed with the SEC since March 27, 2025.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Items from Gilat’s Annual Report on Form 20-F for the year ended December 31, 2024, retrospectively revised solely to reflect recast segment information.
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File – the cover page XBRL tags are embedded within the Inline XBRL document (included as Exhibit 101)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 28, 2025	By:	/s/ Doron Kerbel
Doron Kerbel General Counsel &Corporate Secretary